TSX-V:GNG
www.goldengoliath.com

Infill Sampling Program at Golden Goliath’s Las Bolas
Property Yields High Grade Gold and Silver Results

Vancouver, Canada, April 15 , 2009 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) is pleased to announce that a comprehensive series of infill chip samples taken within the Las Bolas mine tunnel have returned very encouraging results. The recently assayed samples have returned gold values as high as 11.15 grams/tonne gold, and as high as 4,740 grams/tonne silver. This infill sampling program is part of the Company’s ongoing mineral inventory estimation, which is being conducted to document mineral values for a select number of Golden Goliath’s exploration projects within the 100% owned Uruachic Camp. The mineral inventory estimation is proceeding on schedule and is being completed under the supervision of an independent qualified person pursuant to NI 43-101 standards.

In addition to the infill sampling program, Golden Goliath’s exploration team has been completing highly detailed maps of the Las Bolas tunnel region at the request of the independent consultant administering the inventory report. There have been a total of 134 new chip samples collected from two of the mineralized zones within the Las Bolas mine (Station 19 and Station 37). It is important to note that these assay results are not repeats of previous chip samples, but comprise new information. The first set of assay results, which are only for Station 19, show the presence of high grade silver and gold mineralization not only in the structure, but in its hangingwall and footwall as well. The main portion of Station 19 covers a length of approximately 45 metres in the Las Bolas tunnel, approximately 60 metres below the surface, with a parallel zone 11 metres to the north that is exposed for a length of 20 metres. The high grade gold mineralization in station 19, up to 11.15 grams/tonne, is of similar grade to that found in reverse circulation drill hole B-04-3, which returned a 12.3 metre section averaging 154 grams/tonne silver and 3.22 grams/tonne gold, including a 3.1 metre section, from 134 to 137.1 metres, averaging 515 grams/tonne silver and 11.1 grams/tonne gold. This drill hole is collared approximately 200 metres east of Station 19.

The weighted average of the 77 chip samples taken across the 45 metre extent of Station 19 is 3.6 grams/tonne gold and 842 grams/tonne silver. The Company is extremely pleased with these results, which are tabulated below, as they will have a positive impact on the resource calculation.

Sample Number	Zone	FW**	HW***	Gold	Silver	Width	Weighted Average
	(cm)*	(cm)	(cm)	gms/tonne	gms/tonne	(metres)	Gold gms /tonne	Silver gms /tonne
584370		80		1.84	1,455	2.99	4.73	760
584371	148			8.35	641
584372			71	0.43	223
584373		74		0.31	416	2.06	2.37	1,861
584374	76			5.21	3,890
584375			56	1.22	1,015
584376	100			6.78	364	1.0	6.78	364
584377		58		3.55	262	2.48	4.41	221
584378	134			6.58	291
584379			56	0.12	12
584380		68		0.08	10	2.92	0.29	15
584381	120			0.32	14
584382			104	0.4	19
584383		90		0.15	18	3.55	0.18	21
584384	61			0.59	36
584385			69	0.05	9
584386		64		0.16	46
584387			71	0.16	8	2.23	0.09	9
584388	86			0.05	6
584389		66		0.05	14
584390		80		0.05	5	2.07	0.05	6
584391	127			0.05	6
584392	81			0.05	5	2.66	0.12	5
584393	84			0.28	6
584394	101			0.05	5
584395		75		0.48	885	1.85	0.70	862
584396	50			1.2	1,500
584397			60	0.56	302
584398		60		0.12	23	1.6	0.15	41
584399	100			0.16	52
584400	103			0.68	599	3.29	0.57	1,313
584401			76	0.39	1,320
584402	60			0.83	2,720
584403		90		0.44	1,185
584404		70		0.12	164	2.4	0.34	579
584405	50			1.28	2,310
584406			120	0.08	99
584407		100		0.69	2,150	3.95	2.14	2,119
584408	75			7.49	1,675
584409	60			1.88	4,230
584410			80	0.9	1,735
584411			80	0.39	1,295
584412	80			0.24	994	1.7	0.18	691
584413			90	0.12	422

Sample Number	Zone	FW**	HW***	Gold	Silver	Width	Weighted Average
	(cm)*	(cm)	(cm)	gms/tonne	gms/tonne	(metres)	Gold gms /tonne	Silver gms /tonne
584414		75		0.52	451	2.55	0.21	188
584415	90			0.05	36
584416			90	0.12	121
584417		60		0.2	378	2.1	0.49	227
584418	80			1.1	289
584419			70	0.05	28
584420	85			0.85	4,740	0.85	0.85	4,740
584421		65		0.77	439	3.1	3.41	589
584422	65			0.6	544
584423			130	5.59	620
584424		50		4.82	761
584425		50		0.08	541	2.25	0.64	780
584426	65			0.28	1,535
584427	50			1.04	437
584428			60	1.15	448
584429			65	1.38	1,050	2.2	2.57	736
584430	105			4.47	845
584431		50		0.12	98
584432		60		0.05	67	2.6	6.49	572
584433	150			11.15	942
584434		50		0.24	66
584435			65	0.05	59	2.05	1.57	412
584436	70			3.15	760
584437		70		1.39	391
584438	72			0.43	325	1.72	0.51	409
584439	100			0.56	470
584440	103			0.2	407	1.93	0.20	309
584441		90		0.2	197
584442		30		0.08	43	1.84	0.90	1,012
584443	80			1.16	582
584444			74	0.95	1,870
584445		100		0.05	144	1.8	0.06	154
584446	80			0.08	167
584447	105			0.08	206	1.05	0.08	206

(cm*) = centimeter, FW** = Footwall, HW*** = Hangingwall

The Company is continuing with underground work and should have the Station 37 assays soon. It is also expected that the current results and the resource inventory report will assist the Company in developing its next set of drill targets, designed to expand the high grade silver and gold zones within Las Bolas, by highlighting areas which can most easily add mineralized tonnage to the future exploration programs. Both the Las Bolas and San Timoteo project areas are priority target zones within the Company’s district sized Uruachic Camp (a 15 km x 25 km region) which surrounds the historic mining village of Uruachic in the mineral rich Sierra Madre mountains of Chihuahua, Mexico.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). Assays are done using traditional methods at Inspectorate Labs and Chemex Labs. The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Unlike most juniors, which have an option to earn an interest in a single property or a few scattered properties in various areas or countries, Golden Goliath controls an entire old mining camp, or district, that covers an area of 15 by 25 kilometres, with numerous past producing gold and silver mines dating back to the time of the Spaniards. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

Forward Looking Statements

The statements made in this news release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

To find out more about Golden Goliath visit www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604)-682-2950

Email: jps@goldengoliath.com

Website: www.goldengoliath.com